SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2006

_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 9, 2006 with respect to the Registrant’s results of operations for the quarter ended June 30, 2006.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2006.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended June 30, 2006.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: August 9, 2006.

EXHIBIT INDEX

Exhibit No. 1. 2. 3. 4. 5.	Description

Press release dated August 9, 2006.

Registrant's management discussion.

Registrant's unaudited condensed consolidated financial statements.

Unaudited condensed interim consolidated financial statements of Mondi Business
          Paper Hadera Ltd. and subsidiaries.

Unaudited condensed interim consolidated financial statements of Hogla-
          Kimberly Ltd. and subsidiaries.

EXHIBIT 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results For Second Quarter and Six Months

Hadera, Israel, August 9, 2006 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) today reported financial results for the second quarter and first six months ended June 30,2006.

Since the Company’s share in the results of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the results of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly (H-K),the Company presents also the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), net of intercompany sales and without considering the rate of holding:

Aggregate sales from operations in Israel, in the first six months of 2006 (January-June 2006), totaled NIS 1,435 million compared with NIS 1,278 million in the corresponding period last year (January-June 2005).Aggregate sales from operations in Israel in the second quarter of 2006 (April-June 2006) totaled NIS 713 million, compared with NIS 641 million in the corresponding quarter last year(April-June 2005).
The aggregate operating profit from operations in Israel, for the first six months of 2006, totaled NIS 93 million compared to NIS 66.7 million during the corresponding period last year. Aggregate operating profit from the operations in Israel in the second quarter of the year totaled NIS 46.3 million compared to NIS 23.4 million in the corresponding period in the previous year.

Sales from operations in Turkey in the first six months of 2006 totaled NIS 122 million during the reported period compared to NIS 92 million in the corresponding period last year. Operating loss from the operations in Turkey during the reported period totaled NIS 31 million compared to a NIS 12 million loss last year.

The Consolidated Data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K, Carmel and TMM Integrated Recycling Industries.

Consolidated sales in the first six months of 2006 totaled NIS 259.2 million compared to NIS 240.0 million in the corresponding period in the previous year.

Consolidated sales in the second quarter of the year, totaled NIS 127.7 million compared to NIS 118.3 million in the corresponding period last year.

Operating profit in the first six months of 2006 totaled NIS 25.1 million, as compared with NIS 25.8 million in the corresponding period last year. Operating profit in the second quarter of 2006 totaled NIS 11.8 million compared to NIS 11.3 million in the corresponding period last year.

Net profit in the reported period totaled NIS 2.2 million, after inclusion of the Company’s share (49.9%- NIS 8 million) in extraordinary expenses recorded at the end of the second quarter this year in Turkey due to a reduction in the corporate tax rate in Turkey from 30% to 20%, which reduced the tax asset in KCTR resulting from past losses, and from the sharp devaluation of the Turkish lira compared to the US dollar. Net profit in the corresponding period last year, totaled NIS 19.5 million, and NIS 5.5 million in the corresponding quarter last year.

The Company’s share in the previously mentioned NIS 8 million in extraordinary expenses recorded in the second quarter of the year resulted in a loss of NIS 5.5 million for the Company in this quarter.

The basic Earnings Per Share (EPS)in the first six months of 2006 totaled NIS 0.55 per share ($0.12 per share) compared with NIS 4.89 per share ($1.10 per share) in the corresponding period last year.

The Diluted Earnings Per Share in the first six months of 2006 totaled NIS 0.55 per share ($0.12 per share) as compared with NIS 4.86 per share ($1.09 per share) in the corresponding period last year.

The inflation rate in the first six months of 2006 was 1.6%, as compared with an inflation rate of 0.5% in the corresponding period last year.

The exchange rate of the NIS in relation to the US dollar was revaluated in the first six months of 2006 by approximately 3.5%, as compared with a devaluation of 6.2% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that following the economic recovery in the Israeli market in 2005, the economic growth continued into the first half of 2006 as well, along with a certain rise in activity and in demand. A partial recovery has also been recorded in the global economy.

The increase in energy prices (especially fuel oil and diesel) in 2005 continued into the first six months of 2006 as well. The rise in prices, compared to the first half of 2005,that amounted on average to approximately 26% for the price of diesel for transportation and about 54% for fuel oil, had a significant impact on the Group’s operations and its financial results.
The rise in energy prices increased the Group’s costs in the first half of the year by NIS 22 million in relation to the corresponding period last year. Furthermore, the prices of the Group’s principal raw materials – in its various operations – also continued to rise and led to additional costs of NIS 20 million in the first six months this year, as compared with the corresponding period last year.

The company is working intensively to convert its steam boiler system at the Hadera facility from fuel oil to natural gas, subject to the arrival of natural gas to Hadera, a step that will lead to significant savings in energy expenses and will have an effect on net operating profit.

2

The financial expenses during the reported period amounted to NIS 12.9 million, as compared with NIS 4.3 million in the corresponding period last year:

The total average of the Company’s interest-bearing liabilities grew by approximately NIS 120 million, between the two periods. The increase in liabilities is attributed to the gap between the positive cash flows from operating activities on the one hand and investments in fixed assets and dividends paid on the other hand.

The 1.5% rise in the interest rate in the economy between the periods also increased financing expenses.

Moreover, the cost of the transaction for hedging the CPI-linked liabilities (amounting to close to NIS 230 million) has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the notes.

Nevertheless, since the Consumer Price Index (known) rose in the reported period by an actual 1.26%, the hedging transaction rendered it possible to save additional financing costs of NIS 0.8 million.

The 3.5% gain of the NIS relative to the dollar compared to 6.2% devaluation in the corresponding period last year led to significant growth in financing expenses (due to a surplus of dollar-linked assets held by the Company).

The Company’s share in the earnings of associated companies (from current operations) during the reported period totaled NIS 2.5 million, as compared with NIS 4.5 million in the corresponding period last year.
Including the NIS 8 million Company’s share in extraordinary expense in Turkey, the Company’s share in the loss of associated companies net was NIS 5.5 million.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net loss of Mondi Hadera (49.9%) increased by about NIS 0.3 million. Most of the change in profit originated from the decline in operating profit, which is due to increased raw material, energy and water prices. The quantitative growth and price hike initiated in the reported period, along with the decrease in financing costs resulting from the revaluation this year compared to the devaluation last year, offset most of the impact of said increase in input prices.

—	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 6.4 million. Hogla Israel’s operating profit grew from NIS 36 million to NIS 63 million this year, as a result of higher sales, coupled with improved efficiency. This improvement was partially offset by the sharp rise in input prices (particularly raw materials and energy).In the second quarter last year, Hogla recorded provision of NIS 10.6 million for losses due to the termination of Club Market’s activity (the impact on the Company’s share of the net earnings of Hogla last year – a decrease of NIS 3.5 million).

—	The Company’s share in the net loss of KCTR Turkey (formerly Ovisan) (49.9%) increased by approximately NIS 7.5 million, primarily due to the commencement of launching Kimberly Clark’s international brands Huggies and Kotex onto the Turkish market, which involves significant investments in advertising, sales promotion and registration fees to the organized chains.

3

These investments along with marketing efforts in the face of fierce competition resulted in 33% growth in sales, but also on the other hand in significant growth in operating losses. Furthermore, KCTR recorded an extraordinary expense of approximately NIS 16 million (the Company’s share is 49.9% — approximately NIS 8 million) in respect of the effect of a reduction in the corporate tax rate from 30% to 20% on the tax asset created in recent years at KCTR and due to the sharp devaluation of 20% of the exchange rate of the Turkish lira relative to the US dollar.

—	The Company’s share in the net profit of the Carmel Group (26.5%) grew by NIS 1.3 million, originated primarily from an increase in the operating profit as a result of a quantitative increase in sales, the rise in selling prices and the improved gross margin. This increase was partially offset by the rise in raw material and energy prices.

—	The Company’s share in the net loss of TMM (43.05%) grew by NIS 2.0 million. The factors for the increased losses were primarily non-recurring expenses accumulated during the first half of the year, including a loss in respect of the cumulative effect at the beginning of the year due to the adoption of Accounting Standard 25, amounting to NIS 1.1 million, provision for impairment for a long-term loan of NIS 1.6 million extended to a third party and cancellation of a tax asset resulting from past losses in the amount of NIS 2.2 million. The Company’s total share in these expenses amounted to approximately NIS 2 million (incorporated above).

In April 2006, the Company’s notes, Series I and II, was re-rated by Maalot as AA-.

TMM Integrated Recycling Industries Ltd. (an associated company) announced on March 7, 2006 that the Israeli Securities Authority had addressed it regarding an investigation pertaining to TMM. At this stage, TMM is unable to estimate the impact of this investigation on the company.

On April 2, 2006, Tzvika Livnat was appointed Chairman of the Board of Directors of the Company, replacing Yaki Yerushalmi who has retired.

In June 2006, the company announced the distribution of a dividend for 2006, in the amount of NIS 100 million (NIS 24.85 per share). The dividend was paid in July 2006.

A total of 23,763 shares were issued during the reported period (0.6% dilution), as a result of the exercise of 40,679 options as part of the Company’s employee option plans.

Since July 2006, Israel has been engaged in a military conflict with the Hezbollah Organization in Lebanon, including missile attacks on population centers in northern Israel. This situation has a negative impact on the economy, particularly in the relevant geographical areas. Should the situation continue or intensify, the negative economic impact may grow more serious and expand to additional geographical areas, and it may negatively impact business conditions and financial results of the Company and its subsidiaries, though in this stage, the company can’t estimate the effect of this last event.

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Six months ended June 30,

NIS IN THOUSANDS (1)

	2006		2005
Net sales	259,164		240,041
Net earnings	2,204	*	19,541
Basic net earnings per share	0.55	*	4.89
Fully diluted earnings per share	0.55		4.86

Three months ended June 30,

NIS IN THOUSANDS (1)

	2006		2005
Net sales	127,676		118,263
Net earnings (loss)	(5,496	)*	5,510
Basic net earnings (loss) per	(1.37	)*	1.38
share
Fully diluted earnings (loss)	(1.37)		1.37
per share

(1)

New Israeli shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter- Standard No. 12)- “Discontinuance of Adjusting Financial Statements for Inflation”. The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.

*	Including the company’s share in the NIS 8 million extraordinary expenses recorded in the second quarter of the year in Turkey, as mentioned above.

The representative exchange rate at June 30, 2006 was N.I.S. 4.44=$1.00.

5

EXHIBIT 2

August 8, 2006

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM”) for the first six months of the year 2006.

A.	Description of the Corporation’s Business

1.	Group Description

AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.	The Business Environment

Following the economic recovery in the Israeli market in 2005, the economic growth continued into the first half of 2006 as well, along with a certain rise in activity and in demand. A partial recovery has also been recorded in the operations of the global economy.

The rise in energy prices (especially of fuel oil and diesel) in 2005 continued into the first six months of 2006. The rise in prices, compared to the first half of 2005, that amounted on average to approximately 26% for the price of diesel for transportation and about 54% for fuel oil, had a significant impact on the group’s operations and its financial results.
The rise in energy prices increased the Group’s costs in the first half of the year by NIS 22 million in relation to the corresponding period last year.
Furthermore, the prices of the Group’s principal raw materials – in its various operations – also continued to rise and led to additional costs of NIS 20 million in the first six months this year, as compared with the corresponding period last year.
In the European paper industry a positive change is being noted, reflected by a better balance between the demand and supply of paper, which renders it possible for paper companies to increase their selling prices, as compensation for higher raw material and energy prices, that severely affected their profitability.
This improvement, if it lasts, will serve to narrow the impact of competing imports and will enable the Group to realize higher price hikes in response to the rising raw material and energy prices.

With respect to the security-related events in northern Israel, see Section G below.

3.	General

In parallel to the Group’s efforts to increase selling prices, the Group is also continuing to work toward improving synergy. The reorganization that has been conducted over the past several months in the area of purchasing, was designed to lead to increasing savings in the Group’s costs.

The Group is also working to promote several organization-wide plans: The Talent Management program has already passed the initial stages of role definition for 400 managers in the organization, definition of personal objectives and indexes, and in the future – an incentive plan to improve focus, motivation and performance. The “WOW” program, intended to maximize the added value of the Group companies in the eyes of the customers is currently in various stages of implementation at the various companies. Kimberly-Clark’s global Center-lining program, intended to improve the efficiency of production lines, has begun to impact positively the operational performance of some of the companies.
These measures, along with the focus on cost-cutting plans and higher selling prices, rendered it possible to deal with the higher costs, higher input prices and competing imports.

The Company is working intensively to convert its steam boiler system at the Hadera facility from fuel oil to natural gas, subject to the arrival of natural gas to Hadera, a step that will lead to significant savings in energy expenses and will have an effect on net operating profit.

During the reported period (January-June 2006), the exchange rate of the NIS in relation to the US dollar was revaluated by approximately 3.5%, as compared with a devaluation of 6.2% in the corresponding period last year (January-June 2005).

The inflation rate during the reported period amounted to 1.6%, as compared with an inflation rate of 0.5% in the corresponding period last year.

B.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the results of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the results of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding and net of mutual sales.

Operations in Israel

In the first half of the year, the Group continued to experience high growth in its operations in Israel, and aggregate sales during the reported period from this operations amounted to NIS 1,435 million compared to approximately NIS 1,278 million in the corresponding period in 2005, a growth of about 12% (approximately 9% growth over sales in the second half of last year, which amounted to approximately NIS 1,320 million).

Aggregate sales (from operations in Israel) in the second quarter of the year amounted to approximately NIS 713 million compared to NIS 641 million in the corresponding quarter in the previous year, reflecting growth of about 11%.

In parallel, there was significant improvement in the operating income from the operations in Israel, and aggregate operating profit in Israel in the reported period amounted to approximately NIS 93 million compared to NIS 66.7 million during the corresponding period last year, reflecting growth of about 40%. The profit last year, was net of the loss of approximately NIS 10.6 million due to provisions for the closing of Club Market (in the second quarter last year). Without taking these provision into account, the increase in operating profit amounts to approximately 20%).

Aggregate operating profit from the operations in Israel in the second quarter of the year amounted to NIS 46.3 million compared to NIS 23.4 million in the corresponding period in the previous year, a growth of 98% (without considering said provision for Club Market, the growth amounted to approximately 36%).

Operations in Turkey

As part of the plans to expand AIPM Group’s international operations, the Group operates in Turkey through the partnership with Kimberly-Clark in Hogla-Kimberly, through its Kimberly-Clark Turkish subsidiary (KCTR). Given that over the past two years KCTR has established the organizational infrastructure in Turkey, developed the sales and distribution network, and upgraded the facility for production of premium disposable diapers – Huggies, this year KCTR began launching the international brands of Huggies and Kotex into the Turkish market.

The launch of the brands, which involves significant investments in advertising, sales promotion and registration fees for the variety of large organized retail chains and big retailers (all registered as current expenses) , led to significant growth in the KCTR operation and by the first half of the year to approximately 33% growth in sales over the corresponding period in the previous year.
Sales amounted to NIS 122 million during the reported period compared to approximately NIS 92 million in the corresponding period last year.

Operating loss from the operations in Turkey during the reported period amounted to approximately NIS 31 million compared to a NIS 12 million loss last year.

The increase in operating loss is primarily attributable to expenses related to the launch of international brands, as part of the business development process in Turkey.

Consolidated Data

The information set forth below does not include the results of operation of the associated companies- Mondi Hadera, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

Growth continued in the reported period, and sales amounted to NIS 259.2 million compared to NIS 240.0 million in the corresponding period in the previous year, reflecting approximately 8% growth.

In the second quarter of the year, sales amounted to NIS 127.7 million compared to NIS 118.3 million, in the corresponding period last year, reflecting growth of approximately 8%.

Operating profit during the reported period totaled NIS 25.1 million, as compared with NIS 25.8 million in the corresponding period last year, a decline of approximately 2%.

In the second quarter of the year, operating profit amounted to NIS 11.8 million compared to NIS 11.3 million, in the corresponding period last year , reflecting growth of approximately 5%.

2.	Net Profit and Earnings Per Share

Net profit in the reported period amounted to NIS 2.2 million. Net profit in the reported period and quarter is after inclusion of the Company’s share (49.9% — NIS 8 million) in extraordinary expenses recorded at the end of the second quarter this year in Turkey due to a reduction in the corporate tax rate in Turkey from 30% to 20%, which reduced the tax asset in KCTR resulting from past losses (created as part of business set up in Turkey), and from the sharp devaluation of the Turkish lira compared to the US dollar (which amounted to approximately 20% in the second quarter).

Net profit in the corresponding period last year amounted to NIS 19.5 million and NIS 5.5 million in the corresponding quarter last year.

The Company’s share in the previously mentioned NIS 8 million in extraordinary expenses recorded in the second quarter of the year resulted in a loss of NIS 5.5 million for the Company in this quarter.

The Basic Earnings Per Share in the reported period amounted to NIS 0.55 per share ($0.12 per share) as compared with NIS 4.89 per share ($1.10 per share) in the corresponding period last year.
The Diluted Earnings Per Share in the reported period amounted to NIS 0.55 per share ($0.12 per share) as compared with NIS 4.86 per share ($1.09 per share) in the corresponding period last year.

The Basic loss Per Share in the quarter amounted to NIS -1.37 per share ($-0.31 per share) as compared with earnings of NIS 1.38 per share ($0.31 per share) in the corresponding quarter last year.
The Diluted loss Per Share in the quarter amounted to NIS -1.37 per share ($-0.31 per share) as compared with earnings of NIS 1.37 per share ($0.31 per share) in the corresponding quarter last year.

C.	Analysis of Operations and Profitability in the Consolidated Financial Statements

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales amounted to NIS 259.2 million during the reported period, as compared with NIS 240.0 million in the corresponding period last year, reflecting growth of approximately 8%.

The growth in sales originated from higher selling prices of packaging papers, a quantitative increase in sales of paper waste to external entities and from growth in Graffiti sales.

The sales turnover for the paper and recycling business segment amounted to NIS 199.8 million compared to NIS 188.6 million in the corresponding period the previous year.

The sales turnover of the office supplies business segment amounted to NIS 59.4 million compared to NIS 51.4 million in the corresponding period the previous year.

2.	Cost of Sales

The cost of sales amounted to NIS 205.9 million or 79.5% of sales, during the reported period, as compared with NIS 187.7 million, – or 78.2% of sales – in the corresponding period last year.

The gross margin amounted to NIS 53.2 million,or 20.5% of sales compared to NIS 52.3 million –or 21.8% of sales – in the corresponding period last year.

The increase in gross margin in relation to the corresponding period in the previous year, despite a sharp increase in input prices (paper waste (by approximately 10%), energy (by approximately 54%) and water (by approximately 8%)), was achieved by implementation of the efficiency program in all areas of operation and higher selling prices.

Labor Wages

Wages in the cost of sales and in the selling, general and administrative expenses amounted to approximately NIS 79.9 million in the reported period, as compared with NIS 73.7 million in the corresponding period last year.

The change in payroll costs compared to the corresponding period in the previous year reflects an increase in personnel resulting from the growth in sales, and a nominal increase in wages of approximately 4%.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 28.1 million in the reported period – or 10.8% of sales – as compared with NIS 26.5 million – or 11.1% of sales – in the corresponding period last year.

4.	Operating Profit

The operating profit amounted to NIS 25.1 million – or 9.7% of sales – during the reported period, as compared with NIS 25.8 million – or 10.7% of sales – in the corresponding period last year.
The operating profit of the paper and recycling business segment totaled NIS 26.0 million during the reported period, compared to NIS 27.0 million in the corresponding period last year.

Operating loss of office supplies business segment amounted to NIS -0.9 million compared to NIS -1.2 million in the corresponding period the previous year.

5.	Financial Expenses

Financial expenses during the reported period amounted to NIS 12.9 million, as compared with NIS 4.3 million in the corresponding period last year.

—	The total average of the Company’s interest-bearing liabilities grew by approximately NIS 120 million, between the two periods. The increase in liabilities is attributed to the gap between the positive cash flows from operating activities on the one hand and investments in fixed assets and dividends paid on the other hand.

—	The 1.5% rise in the interest rate in the economy between the periods also increased financing expenses.

—	Moreover, the cost of the transaction for hedging the CPI-linked liabilities (amounting to close to NIS 230 million) has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the notes.

Nevertheless, since the Consumer Price Index (known) rose in the reported period by an actual 1.26%, the hedging transaction rendered it possible to save additional financing costs of NIS 0.8 million.

—	The 3.5% gain of the NIS relative to the dollar compared to 6.2% devaluation in the corresponding period last year led to significant growth in financing expenses (due to a surplus of dollar-linked assets held by the Company).

6.	Taxes on Income

Taxes on income amounted to NIS 4.1 million in the reported period, as compared with NIS 6.5 million in the corresponding period last year.

The principal factors responsible for the decrease in tax expenses in the reported period compared to the corresponding period last year include the decrease in pre-tax earnings this year and the impact of the change in the tax rate on current and deferred taxes between the periods.

7.	Company’s Share in the Results of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

The Company’s share in the earnings of associated companies (from current operations) totaled NIS 2.5 million during the reported period, as compared with NIS 4.5 million in the corresponding period last year.
Furthermore, this year an extraordinary expense of NIS 8.0 million was recorded in the Company’s share in losses recorded by KCTR (Turkey) (a loss attributable to the impact of the change in the tax rate in Turkey on KCTR’s deferred taxes and the sharp devaluation in Turkey, which increased financing expenses for KCTR’s dollar-denominated liabilities).

Due to the aforesaid addition of extraordinary expense in Turkey, the Company’s share in the loss of associated companies net was NIS 5.5 million. The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net loss of Mondi Hadera (49.9%) increased by about NIS 0.3 million. Most of the change in profit originated from the decline in operating profit over the years, which is due to increased raw material, energy and water prices. The quantitative growth and price hike initiated in the reported period, along with the decrease in financing costs resulting from the revaluation this year compared to the devaluation last year, offset most of the impact of said increase in input prices.

—	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 6.4 million. Hogla Israel’s operating profit grew from approximately NIS 36 million to NIS 63 million this year, as a result of higher sales (due to improved selling prices and a greater proportion of premium products in the total sales mix), coupled with improved efficiency. This improvement was partially offset by the sharp rise in input prices (particularly raw materials and energy).
In the second quarter last year, Hogla recorded provision of NIS 10.6 million for losses due to the termination of Club Market’s activity (the impact on the Company’s share of the net earnings of Hogla last year – a decrease of NIS 3.5 million).

—	The Company’s share in the net loss of KCTR Turkey (formerly Ovisan) (49.9%) from current activity has increased by approximately NIS 7.5 million.
As stated above, over the past two years KCTR has established the organizational infrastructure in Turkey, developed its sales and distribution network, and upgraded the facility for production of premium disposable diapers — Huggies.
In 2006, KCTR began launching Kimberly Clark’s international brands Huggies and Kotex onto the Turkish market. The launch of the brands involves significant investments in advertising, sales promotion and registration fees to the organized chains. These investments along with marketing efforts in the face of fierce competition resulted in 33% growth in sales, but also on the other hand in significant growth in operating losses. Furthermore, KCTR recorded an extraordinary expense of approximately NIS 16 million (the Company’s share is 49.9% — approximately NIS 8 million) in respect of the effect of a reduction in the corporate tax rate from 30% to 20% on the tax asset created in recent years at KCTR and due to the sharp devaluation of 20% of the exchange rate of the Turkish lira relative to the US dollar.

—	The Company’s share in the net profit of the Carmel Group (26.5%) grew by NIS 1.3 million. This increase originated primarily from an increase in the operating profit as a result of a quantitative increase in sales, the rise in selling prices and the improved gross margin. This increase was partially offset by the rise in raw material and energy prices.

—	The Company’s share in the net loss of TMM (43.05%) grew by approximately NIS 2.0 million. The factors for the increased losses were primarily non-recurring expenses accumulated during the first half of the year, including a loss in respect of the cumulative effect at the beginning of the year due to the adoption of Accounting Standard 25, amounting to NIS 1.1 million, provision for impairment for a long-term loan of NIS 1.6 million extended to a third party and cancellation of a tax asset resulting from past losses in the amount of NIS 2.2 million. The Company’s total share in these expenses amounted to approximately NIS 2 million (incorporated above).

D.	Liquidity and Investments

Accounts Receivable

The accounts receivable item as of June 30, 2006 totaled NIS 162.6 million, as compared with NIS 149.0 million on June 30, 2005 and as compared with NIS 150.4 million on December 31, 2005.
The increased accounts receivable item is primarily attributed to the growth in the volume of operations and an increase in the actual days of customer credit, due to a change in market conditions.

Inventories

The inventory item as of June 30, 2006 totaled NIS 63.2 million, as compared with NIS 65.5 million on June 30, 2005 and as compared with approximately NIS 64 million on December 31, 2005.

Cash Flows

The cash flows from operating activities (excluding the dividend from associated companies) in the reported period amounted to NIS 7.1 million, as compared with NIS 45.2 million during the corresponding period the last year (including the dividend received from associated companies NIS 9.8 million compared to NIS 67.0 million, respectively).
A significant decrease was recorded in the corresponding period last year in the operating working capital, as compared with growth this year. The decrease in working capital last year was primarily attributable to a payment deferred from the end of 2004 to 2005.
The increase in operating working capital this year is attributable to the increase in volume of activity and an increase in the actual days of customer credit.

Investments in Fixed Assets

The investments in fixed assets amounted to NIS 22.1 million during the reported period, as compared with NIS 23.0 million during the corresponding period last year. The investments this year included advance payments on the investment in converting energy systems to operate based on natural gas, coupled with investments in storage and compaction equipment, in rollers/compactors, in machines, equipment and transportation equipment.

Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 262.6 million as at June 30, 2006, as compared with NIS 263.9 million on June 30, 2005.
The long-term liabilities include primarily two series of debentures:
Series 1 – NIS 20.5 million, for repayment until 2009.
Series 2 – NIS 209.3 million, for repayment between 2007 and 2013.
According to the directives of Accounting Standard No. 22, commencing on January 1, 2006, the debenture balances are presented net of deferred expenses thereupon in the sum of NIS 0.9 million.
The balance of short-term credit, as at June 30, 2006, amounted to NIS 154.7 million, as compared with NIS 28.5 million on June 30, 2005.
The short-term credit balances have increased in relation to the balances in the corresponding period last year, mostly due to the following changes in the period between July 2005 and June 2006: investments in fixed assets(NIS 70 million) and payment of dividends (NIS 100 million), net of the positive cash flows (NIS 31 million).

E.	Exposure and Management of Market Risks

The following is an update as at June 30, 2006, to the Management Discussion dated December 31, 2005, that outlined the essence of the exposure and management of market risks, as set forth by the board of directors:

The Company possesses CPI-linked liabilities in the net overall sum of NIS 236 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company’s financial statements, due to the surplus of CPI-linked liabilities. The Company consequently entered into a forward transaction, with a term of one year – until the end of 2006, to hedge a sum of NIS 230 million against a rise in the CPI (at a cost of 1.8% per annum).

Report of Linkage Bases

The following are the balance sheet items, according to linkage bases, as at December 31, 2005 and updated for June 30, 2006:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-monetary items	Total

Assets

Cash and cash equivalents	0.8		11.6		12.4
Other accounts receivable	209.3	0.2	55.5	9.3	274.3
Inventories				63.2	63.2
Investments in associated companies	63.4		8.9	339.4	411.7
Deferred taxes on income				5.7	5.7
Fixed assets, net				386.0	386.0

Total assets	273.5	0.2	76.0	803.6	1,153.3

Liabilities
Short-term credit from banks	154.7				154.7
Accounts payable (including proposed	259.4	6.5	9.8		275.7
dividend)
Deferred taxes on income				44.4	44.4
Notes - including current maturities		229.8			229.8
Other liabilities - including current	32.8				32.8
maturities
Shareholders' equity				415.9	415.9

Total liabilities and equity	446.9	236.3	9.8	460.3	1,153.3

Surplus financial assets (liabilities) as
at June 30, 2006	(173.4)	(236.1)	66.2	343.3	-

Surplus financial assets (liabilities) as at
December 31, 2005	(73.1)	(235.3)	59.2	249.2	-

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated interest rates that characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

F.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Update Regarding the Description of the Company’s Business in the Periodical Report for 2005

•	In April 2006, the Company’s notes, Series I and II, was re-rated by Maalot as AA- .

•	TMM Integrated Recycling Industries Ltd. (a consolidated subsidiary) announced on March 7, 2006 that the Israeli Securities Authority had addressed it regarding an investigation pertaining to TMM. At this stage, TMM is unable to estimate the impact of this investigation on the company.

•	On April 2, 2006, Tzvika Livnat was appointed Chairman of the Board of Directors of the Company, replacing Yaki Yerushalmi who has retired.

•	In June 2006, the Company announced the distribution of a dividend for 2006, in the amount of NIS 100 million (NIS 24.85 per share). The dividend was paid in July 2006.

•	A total of 23,763 shares were issued during the reported period (0.6% dilution), as a result of the exercise of 40,679 options as part of the Company’s employee option plans.

•	Since July 2006, Israel has been engaged in a military conflict with the Hezbollah Organization in Lebanon, including missile attacks on population centers in northern Israel. This situation has a negative impact on the economy, particularly in the relevant geographical areas. Should the situation continue or intensify, the negative economic impact may grow more serious and expand to additional geographical areas, and it may negatively impact business conditions and financial results of the Company and its subsidiaries, though in this stage, the Company can’t estimate the effect of this last event.

H.	Internal Auditor

On July 16, 2006, Eli Greenbaum was appointed Internal Auditor of the Company, replacing Lenny Siegel, who has retired. Eli Greenbaum is an employee of the corporation and is a certified CPA.

I.	Peer Group Survey

The Securities Authority published a directive based on Section 36a of the Securities Law (1968) on July 28, 2005, regarding disclosure pertaining to the granting of agreement to conduct a peer group survey whose objective is – according to the said directive – to put in motion a process whereby the auditing process performed by the firms will be controlled, to contribute to the existence of an advanced capital market. The Company’s Board of Directors views this as a positive process, although the process itself raises several issues, including legal issues, that have yet to be resolved and that are related, inter alia, to safeguarding the confidential information belonging to the Company and the Group companies, to prevent conflicts of interest and to promote responsibility for damages that may be incurred in relation to the process. The Company’s Board of Directors has therefore agreed, in principle, to cooperate in this process, pursuant to a satisfactory resolution of the various issues that have yet to be resolved, as stated above.

_____________________ Tzvika Livnat Chairman of the Board of Directors	________________ Avi Brenner General Manager

EXHIBIT 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

	JUNE 30, 2006 (UNAUDITED)	JUNE 30, 2005 (UNAUDITED)		DEC. 31,2005 (AUDITED)
Current assets :
Cash and cash equivalents	12,436	10,997		8,318
Short-term deposits and investments	-	11,297		11,416
Accounts receivables:
Trade	162,601	148,974		150,409
Other	111,670	98,980		106,124
Inventories	63,202	65,517	*	63,999

Total current assets	349,909	335,765		340,266
Investments and long term receivables:
Investments in associated companies	411,745	419,216		428,957
Deferred income taxes	5,655	6,511		5,655

	417,400	425,727		434,612
Fixed assets
Cost	1,078,978	1,014,616	*	1,057,911
Less - accumulated depreciation	692,961	664,185		677,977

	386,017	350,431		379,934
Deferred charges -
net of accumulated amortization	-	1,026		946

	1,153,326	1,112,949		1,155,758

Current liabilities:
Credit from banks	154,727	28,535		93,171
Current maturities of long-term notes	6,913	6,681		6,827
Payables and accured liabilities :
Trade	87,319	89,056		90,512
Dividend payable	100,101			50,093
Other	88,280	83,775		85,407

Total current liabilities	437,340	208,047		326,010
Long-term liabilities
Deferred income taxes	44,406	51,151		45,783
Loans and other liabilities (net of current maturities):
Notes	222,902	222,955		227,811
Other liabilities	32,770	34,224		32,770

Total long term liabilities	300,078	308,330		306,364
Total liabilities	737,418	516,377		632,374
Shareholders' equity :
Share capital	125,257	125,257		125,257
Capital surplus	90,060	90,060		90,060
Capital surplus on account of tax benefit from
exercise of employee options	2,002	267		401
Currency adjustments in respect of financial
statements of associated company and a subsidiary	(13,055)	(1,356)		(813)
Retained earnings	211,644	382,344		308,479

	415,908	596,572		523,384

	1,153,326	1,112,949		1,155,758

* Reclassified

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED JUNE 30		THREE-MONTH PERIOD ENDED JUNE 30		YEAR ENDED DEC. 31
	2006	2005	2006	2005	2005
	(UNAUDITED)		(UNAUDITED)		(AUDITED)
Sales - net	259,164	240,041	127,676	118,263	482,461
Cost of sales	205,946	187,728	102,120	94,172	383,179

Gross profit	53,218	52,313	25,556	24,091	99,282
Selling and marketing, administrative and general expenses:
Selling and marketing	15,513	14,752	7,590	7,405	30,482
Administrative and general	12,559	11,789	6,152	5,390	21,018

	28,072	26,541	13,742	12,795	51,500

Income from ordinary operations	25,146	25,772	11,814	11,296	47,782
Financial expenses - net	12,859	4,274	8,618	1,014	12,490

Income before taxes on income	12,287	21,498	3,196	10,282	35,292
Taxes on income	4,100	6,500	1,400	3,500	5,991
Income from operations of the company

and the consolidated subsidiaries	8,187	14,998	1,796	6,782	29,301
Share in profits (losses) of associated companies - net	(5,522)	4,543	(7,292)	(1,272)	16,414
Income (loss) before cumulative effect at beginning
of period in profits of associated companies

as a result of accounting changes	2,665	19,541	(5,496)	5,510	45,715
Cumulative effect at beginning of period in profits of
associated companies	(461)

Net income (loss) for the period	2,204	19,541	(5,496)	5,510	45,715

Basic net earning (loss) before accumulated effect per share (in N.I.S)	0.66	*4.89	(1.37)	*1.38	*11.43
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes	0.11

Basic net earning (loss) per share (in N.I.S)	0.55	*4.89	(1.37)	*1.38	*11.43

Fully diluted earning (loss) before accumulated effect per share
(in*N.I.S)	0.66	*4.86	(1.37)	*1.37	*11.35
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes	0.11

Fully diluted earning (loss) per share (in N.I.S)	0.55	*4.86	(1.37)	*1.37	*11.35

Number of shares used to compute the basic earnings
per share (in N.I.S)	4,020,633	*3,998,473	4,023,550	*3,999,242	*3,999,867

Number of shares used to compute the fully diluted earnings per share (in N.I.S)	4,036,155	*4,020,086	4,023,550	* 4,019,304	*4,028,107

        * After retrospective application of accounting change — see note 2 (3).

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY RESULTING FROM FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
Balance at December 31, 2005 (audited)	125,257	90,060	401	(813)	308,479	523,384

Adjusments as at January 1, 2006, resulting from initially
application of new accounting standards (unaudited) (see note 2)

Negative goodwill lbalance carried to the balance of retained earnings					1,062	1,062

Balance at January 1, 2006 after initially
application of new accounting standards (unaudited)	125,257	90,060	401	(813)	309,541	524,446

Changes during the six month period
ended June 30, 2006 (unaudited)

Net income					2,204	2,204

Dividend proposed					(100,101)	(100,101)

Exercise of employee options into shares	*		1,601			1,601

Differences from currency translation resulting from translation
of financial statements of associated companies				(12,242)		(12,242)

Balance at June 30, 2006 (unaudited)	125,257	90,060	2,002	(13,055)	211,644	415,908

Balance at January 1, 2005 (audited)	125,257	90,060		(2,807)	362,803	575,313

Changes during the six month period ended June 30, 2005 (unaudited) :

Net income					19,541	19,541

Exercise of employees options into shares	*		267			267

Differences from currency translation resulting from translation
of financial statements of associated companies				1,451		1,451

Balance at June 30, 2005 (unaudited)	125,257	90,060	267	(1,356)	382,344	596,305

Balance at April 1, 2006 (audited)	125,257	90,060	1,635	(181)	317,241	534,012

Changes during the three month period
ended June 30, 2006 (unaudited)

Net income					(5,496)	(5,496)

Dividend proposed					(100,101)	(100,101)

Exercise of employee options into shares	*		367			367

Differences from currency translation resulting from translation
of financial statements of associated companies				(12,874)		(12,874)

Balance at June 30, 2006 (unaudited)	125,257	90,060	2,002	(13,055)	211,644	415,908

Balance at April 1, 2005 (audited)	125,257	90,060	174	(1,508)	376,834	590,817

Changes during the three month period
ended June 30, 2005 (unaudited)

Net income					5,510	5,510

Exercise of employee options into shares	*		93			93

Differences from currency translation resulting from translation
of financial statements of associated companies				152		152

Balance at June 30, 2005 (unaudited)	125,257	90,060	267	(1,356)	382,344	596,572

Balance at January 1, 2005 (audited)	125,257	90,060		(2,807)	362,803	575,313

Changes during the year ended
December 31, 2005 (audited)

Net income					45,715	45,715

Dividend paid					(100,039)	(100,039)

Exercise of employee options into shares	*		401			401

Differences from currency translation resulting from translation
of financial statements of associated companies				1,994		1,994

Balance at December 31, 2005 (audited)	125,257	90,060	401	(813)	308,479	523,384

* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED JUNE 30 2006 (UNAUDITED)	SIX-MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)	THREE-MONTH PERIOD ENDED JUNE 30 2006 (UNAUDITED)	THREE-MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)	YEAR ENDED DEC. 31, 2005 (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the period	2,204	19,541	(5,496)	5,510	45,715
Adjustments to reconcile net income to net cash
provided by operating activities (a)	7,586	47,467	(1,600)	33,319	42,845

Net cash provided by (used in) operating activities	9,790	67,008	(7,096)	38,829	88,560

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(22,108)	(23,041)	(8,183)	(17,336)	(71,080)
Short-term deposits and investments	11,582	51,003	11,582	10,840	51,003
Granting of loans to associated companies		(2,762)		(23)	(2,744)
Proceeds from sale of subsidiary consolidated
in the past (B)					2,004
Proceeds from sale of fixed assets	304	352	181	197	6,532

Net cash provided by (used in) investing activities	(10,222)	25,552	3,580	(6,322)	(14,285)

CASH FLOWS FROM FINANCING ACTIVITIES:

Receipt of long-term loans from others		1,454		1,454	1,746
Repayment of long-term loans from banks					(277)
Redemption of Notes	(6,913)	(6,681)	(6,913)	(6,681)	(6,680)
Dividend paid	(50,093)				(49,946)
Short-term bank credit - net	61,556	(84,149)	18,803	(23,156)	(18,613)

Net cash provided by (used in) financing activites	4,550	(89,376)	11,890	(28,383)	(73,770)

Increase (decrease) in cash and cash equivalents	4,118	3,184	8,374	4,124	505
Balance of cash and cash equivalents at
beginning of period	8,318	7,813	4,062	6,873	7,813

Balance of cash and cash equivalents at end of period	12,436	10,997	12,436	10,997	8,318

(a) Adjustments to reconcile net income to net cash
provided by operating activities:

Income and expenses not involving cash flows:
Share in profits (losses) of associated companies-net	5,522	(4,543)	7,292	1,272	(16,414)
Dividend received from associated company	2,650	21,761	2,650	21,761	21,761
Depreciation and amortization	15,956	15,889	7,959	8,198	31,604
Deferred income taxes - net	(2,988)	(2,763)	(1,149)	(1,082)
Capital gains on:
Sale of fixed assets	(235)	(124)	(174)	(11)	(3,570)
Sale of subsidiary consolidated in the past (B)					(874)
Loss (income) from short-term deposits and
investments, not realize	(166)	164	(70)	8	45
Linkage differences on principal of long-term loans from
banks and others - net					(111)
Linkage differences on Notes	3,036	1,170	2,769	1,872	6,171
Erosion (Linkage differences) on loans to
associated companies	49	(686)	306	(533)	(975)
Cumulative effect at beginning of period as a result
of accounting changes in associated companies	461
Changes in operating assets and liabilities:
Increase in receivables	(18,777)	(1,003)	(1,729)	(7,832)	(8,749)
Decrease (increase) in inventories	797	(1,318)	(810)	(1,933)	(1,612)
Increase in payables and accruals liabilities	1,281	18,920	(18,644)	11,599	23,240

	7,586	47,467	(1,600)	33,319	42,845

(b) Proceeds from sale of subsidiary
consolidated in the past

Assets and liabilities of the subsidiary consolidated in
the past at the date of its sale:
Working capital (excluding cash and cash equivalents)					509
Fixed assets					1,979
Long-term liabilities					(1,358)
Capital gain from the sale					874

					2,004

(c) Information on activities not involving cash flows:
Dividend declared by the Company in June 2006, in the amount of approximately NIS 100,101 thousands, was paid in July 2006

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT JUNE 30, 2006

NOTE 1 — GENERAL:

a.	The interim financial statements as of June 30, 2006 and for the six and three-month periods then ended (hereafter - the interim statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 1970.

b.	The accounting principles applied in the preparation of the interim statements are consistent with those applied in the preparation of the annual financial statements, except for the change in the accounting policies that relate to the recognition and classification of financial instruments, to the recognition of revenue, to the recognition and treatment of goodwill and intangible assets originating from the acquisition of an investee company, and after taking into account, by means of retrospective application, the change in the accounting policy with regard to the computation of earnings per share, which result from the initial adoption of new IASB accounting standards, as detailed in note 2. However, the interim statements do not include all the information and explanations required for the annual financial statements. Costs incurred unevenly during the year are brought forward or deferred, for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

Taxes on income for the interim periods are included based on the best estimate of the anticipated average annual tax expense for the entire year; changes in said estimate, as well as changes in the amount of the tax saving to be utilized in the following years, are included as an expense for the current quarter.

c.	On March 7, 2006, an associated company (T.M.M. — Integrated Recycling Industries Ltd. — hereafter — T.M.M.) announced that that the Securities Authority was conducting an investigation whose subject matter was not given to T.M.M., which therefore has no knowledge of the details relating to said investigation. The Company’s management is unable to assess the effect of the aforesaid, if any, on the Company and its financial statements.

d.	The Company draws up and presents its financial statements in Israeli currency (hereafter — NIS) in accordance with the provisions of Accounting Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” — of the IASB, which set transitional provisions for financial reporting on a nominal basis, commencing January 1, 2004. Accordingly, the amounts of non-monetary assets, mainly fixed assets and other assets (including depreciation and amortization in respect of those assets), and the shareholders’ equity components included in the financial statements, originating from the period that preceded the transition date, are based on their adjusted to December 2003 shekel amount.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT JUNE 30, 2006

NOTE 1 — GENERAL (continued):

e.	Following are the changes in the exchange rate of the U.S. dollar (hereafter — the dollar) and in the consumer price index during the reported period:

	Exchange rate of one dollar	Consumer price index
	%	%
6 months ended June 30:
2006	(3.5)	1.6
2005	6.2	0.5
3 months ended June 30:
2006	(4.8)	1.0
2005	4.9	1.1
Year ended December 31, 2005	6.8	2.4
The exchange rate of the dollar as of June 30, 2006 is: $ 1= NIS 4.44.

NOTE 2 — ACCOUNTING CHANGES:

Adoption of new accounting standards that became effective on January 1, 2006:

Commencing with the financial statements for the 3-month period ended March 31, 2006, the Company applies the following new accounting standards:

1)	Accounting Standard No. 22 — “Financial Instruments: Disclosure and Presentation”

This standard, which is based on International Accounting Standard No. 32, prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor, and — on becoming effective — revoked Opinion 48 — “Accounting Treatment of Option Warrants”, and Opinion 53 — “Accounting Treatment of Convertible Liabilities” of the Institute of Certified Public Accountants in Israel (hereafter — the Israeli Institute).

The standard is to be applied prospectively and, accordingly, does not change the classification and presentation of financial instruments included in the comparative figures. In accordance with the transitional provisions of the standard, effective from January 1, 2006, the following changes have been included in the Company’s financial statements:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946,000 has been reclassified and presented as a deduction from the amount of the liability to which such expenses relate. Commencing January 1, 2006, these expenses are amortized according to the interest method. Through December 31, 2005, deferred issuance costs were presented among “other assets” and were amortized according to the straight-line method. The change in the method of amortization, as referred to above, does not have a material effect on the operating results of the reporting period.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT JUNE 30, 2006

NOTE 2 – ACCOUNTING CHANGES (continued):

2)	Accounting Standard No. 24 — “Share-based Payment”

This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. The new standard is applicable to transactions where under the Company acquires goods or receives services in consideration for equity instruments of the Company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the Company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value.

Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company’s financial statements.

The standard is applicable to share-based payment transactions with employees and non-employees. With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is expensed over the period that the employee’s right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is recorded as a capital surplus under the Company’s shareholders’ equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is made on the date of the grant and recognized as a liability in the Company’s balance sheet; thereafter, the liability is remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

The standard includes transitional provisions with regard to its application to grants made prior to January 1, 2006. Pursuant to these provisions, taking into account the fact that the Company has not made any equity grants subsequent to March 15. 2005 and has not made any modifications to existing grants subsequent to that date, the standard’s measurement rules do not apply to the equity grants made by the Company in the past and their implementation does have any effect on the comparative figures included in these financial statements. The Company also has a liability relating to liability grants, for which the retrospective application of the provisions of the standard will not have a material effect, either with regard to individual years or cumulatively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)
AT JUNE 30, 2006

NOTE 2 – ACCOUNTING CHANGES (continued):

3)	Accounting Standard No. 21 — “Earnings per Share”

This standard, which is based on International Accounting Standard No. 33, supersedes Opinion 55 of the Israeli Institute on this topic, and provides new rules for the computation of earnings per share data and their presentation in the financial statements.

According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. In contrast to Opinion 55, this computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities).

The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company’s share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

The standard also changes the manner in which the data are presented: the earnings or loss is presented per ordinary share, instead of per NIS 1 par value of the share, as was required previously.

The earnings per share data included in the comparative figures in these financial statements are after the retrospective application of the computation directives of the new standard.

4)	Accounting Standard No. 25 — “Revenue”

This standard, which is based on International Accounting Standard No. 18, prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company, the provision of services, as well as revenues deriving from the use of the Company’s assets by others (interest income, royalties or dividends).

In accordance with the standard, revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)
AT JUNE 30, 2006

NOTE 2 – ACCOUNTING CHANGES (continued):

As of January 1, 2006, the associated company reduced the balance of trade receivables at the beginning of the period by an amount of NIS 1.1 million, thereby presenting the balance of its present value in accordance with the provisions of the standard. The Company’s share in the effect of said adjustment is NIS 0.5 million, and was included as loss for the three-month period that ended on March 31, 2006, under “cumulative effect at the beginning of period of an accounting change in associated company”.

5)	Accounting Standard No. 20 (Amended) — “The Accounting Treatment of the Goodwill and Intangible Assets on the Acquisition of Investee Companies”

This standard, which supersedes the provisions of Israel Accounting Standard No. 20 — “The Amortization Period of Goodwill”, prescribes for the first time criteria for the identification and recognition of intangible assets included in business acquisition transactions, and their separation from goodwill; the standard also prescribes rules regarding the way in which such assets are to be amortized. Pursuant to the standard, intangible assets that are identified as having a finite life are amortized over their economic life, while goodwill and intangible assets that are identified as having an infinite life are no longer amortized; instead, an annual (or more frequent) impairment test of these assets is required to be performed in order to establish the existence of events or circumstances indicating a possible impairment in the value of such assets.

The abovementioned provisions of the standard, other than the annual impairment test, also apply with regard to identifying intangible assets and goodwill, and the manner of their amortization, included in acquisition transactions of investments in associated companies, the investment in which is accounted for according to the equity method.

The negative goodwill balance, which was included in the financial statements as of December 31, 2005, in the amount of NIS 1.1 million, and results from the associated company’s acquisition of investments in associated companies, was carried to the balance of retained earnings on January 1, 2006.

The discontinuance of amortizing goodwill and intangible assets with an unlimited life, as referred to above, resulted in an increase in the equity profits of the Company in the 6-month period that ended on June 30, 2006, of approximately NIS 1.0 million, and approximately NIS 2.0 millions in the 3-month period then ended.

6)	Accounting Standard No. 29 — “Adoption of International Reporting Financial Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)” (hereafter – the Standard). The Standard provides that companies, which are subject to the Securities Law, 1968 and are required to report – pursuant to regulations issued thereunder – in accordance with said law, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (viz.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)
AT JUNE 30, 2006

NOTE 2 – ACCOUNTING CHANGES (continued):

effective from the first quarter of 2008). Pursuant to the provisions of the Standard, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which do not draw up their financial statements under IFRS and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”)- “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with the first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the company reports under IFRS, shall be applied retroactively (with the exception of certain reliefs and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retroactive implementation: (1) reliefs concerning mandatory retroactive implementation with regard to certain defined topics, while providing the option that the reliefs be utilized in full or in part, and (2) prohibitions concerning mandatory retroactive implementation with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008 and that elects to present comparative data for one year only shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to the recognition, non-recognition, classification and measurement of all its revenues, liabilities and shareholders’ equity items, shall be applied by the aforesaid company. IFRS 1 also establishes certain disclosure requirements that apply to the financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previously generally accepted accounting principles (“GAAP”) to IFRS has had on their reported financial position, operating results and cash flows. In addition, such companies are required to include notes providing reconciliations of the data reported under the previous GAAP, to the data reported under IFRS, in respect of their shareholders’ equity and income statements as of certain dates and for certain periods.

In addition, Israel Accounting Standard No. 29 requires companies, which draw up their financial statements under IFRS for the first time, for periods commencing after January 1, 2008, to disclose, in a note in their financial statements for 2007, balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules. IFRS differ from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. The implementation of IFRS requires the company to make suitable preparations, including the taking of certain decisions

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)
AT JUNE 30, 2006

NOTE 2 – ACCOUNTING CHANGES (continued):

relating to the manner of determining assets and liabilities at the transition date and with regard to setting the accounting policy on various topics. The company is currently assessing the implications of the transition to reporting under IFRS, including the date for the first-time adoption of IFRS by the company. At this stage, the company is unable to estimate what effect the adoption of IFRS will have on its financial statements.

NOTE 3 – COMPANY’S SHARE IN CAPITAL SURPLUS FROM TRANSLATION OF FINANCIAL STATEMENTS AND IN LOSSES OF A SUBSIDIARY IN TURKEY OF ANASSOCIATED COMPANY

The company’s share in the losses of associated companies (net) for the three months period ended June 30, 2006 include a NIS 2.6 million loss, resulting from financial expenses of a subsidiary in Turkey of an associated company.
The financial expenses result from a sharp devaluation in the Turkish Lira in relation to the NIS and the US dollar.

In addition, the losses of associated companies (net) include NIS 5.3 million’ resulting from tax expenses in the Turkish company, as above, resulting from the deduction of the corporate tax in Turkey from 30% to 20% and the cancellation of the withholding tax on dividends paid to foreign investors.

In addition, the associated company recorded a capital surplus from translation of financial reports of the Turkish company, as above,. The company’s share in the capital surplus amounted to NIS 12.2 millions.

NOTE 4 – SUBSEQUENT EVENTS

Since July 2006, Israel has been engaged in a military conflict with the Hezbollah Organization in Lebanon, including missile attacks on population centers in northern Israel. This situation has a negative impact on the economy, particularly in the relevant geographical areas. Should the situation continue or intensify, the negative economic impact may grow more serious and expand to additional geographical areas, and it may negatively impact business conditions and financial results of the Company and its subsidiaries, though in this stage, the Company can’t estimate the effect of this last event.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)
AT JUNE 30, 2006

NOTE 5 — BUSINESS SEGMENTS:

Data (in thousands of NIS) according to business segments are as follows:

For the 6-month period:

	Paper and recycling		Office supplies marketing		Total
	January-June		January-June		January-June
	2006	2005	2006	2005	2006	2005
Sales - Net (1)	199,800	188,644	59,364	51,397	259,164	240,041
Operating profit (loss)	26,039	27,005	(893)	(1,233)	25,146	25,772

For the 3-month period:

	Paper and recycling		Office supplies marketing		Total
	April-June		April-June		April-June
	2006	2005	2006	2005	2006	2005
Sales - Net (1)	99,560	93,687	28,116	24,576	127,676	118,263
Operating profit (loss)	12,240	12,066	(426)	(770)	11,814	11,296

For 2005:

	Paper and recycling	Office supplies marketing	Total
	2005	2005	2005
Sales - Net (1)	368,884	113,577	482,461
Operating profit (loss)	48,662	(880)	47,782

(1)	Represents sales to external customers.

Enclosed please find the financial reports of the following associated companies:

—	Neusiedler Hadera Paper Ltd.

—	Hogla-Kimberly Ltd.

The financial report of the following associated companies are not included:

—	Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

—	TMM Integrated Recycling Industries Ltd., a reporting corporation.

EXHIBIT 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

TABLE OF CONTENTS

Page
Accountants' Review Report	1
Condensed Financial Statements:
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6-8

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Six Months and Three Months Ended June 30, 2006

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

—	Balance sheet as of June 30, 2006.

—	Statements of operations for the six months and three months ended June 30, 2006.

—	Statements of changes in shareholders’ equity for the six months and three months ended June 30, 2006.

—	Statements of cash flows for the six months and three months ended June 30, 2006.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, August 7, 2006

1

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	June 30,		December 31,
	2006	2005	2005
	(Unaudited)
A S S E T S
Current Assets
Cash and cash equivalents	1,743	4,751	--
Trade receivables	174,162	167,550	160,875
Other receivables	8,657	11,441	10,872
Inventories	120,174	109,136	116,859

Total current assets	304,736	292,878	288,606

Fixed Assets
Cost	208,333	184,486	202,469
Less - accumulated depreciation	48,564	37,895	43,132

	159,769	146,591	159,337

Other Assets - Goodwill	3,177	3,487	3,177

Total assets	467,682	442,956	451,120

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term bank credit	98,608	30,601	85,887
Current maturities of long-term bank loans	17,981	15,977	16,242
Capital notes to shareholders	4,440	--	18,412
Trade payables	93,976	134,846	102,984
American Israeli Paper Mills Group, net	64,581	65,895	69,854
Other payables and accrued expenses	23,799	25,008	20,176

Total current liabilities	303,385	272,327	313,555

Long-Term Liabilities
Long-term bank loans	39,887	29,545	21,807
Capital notes to shareholders	13,320	18,296	--
Deferred taxes	18,689	26,443	19,900
Accrued severance pay, net	46	87	51

Total long-term liabilities	71,942	74,371	41,758

Shareholders' Equtiy
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserve	86	--	26	(*)
Retained earnings	48,916	52,905	52,428	(*)

	92,355	96,258	95,807

Total liabilities and shareholders' equity	467,682	442,956	451,120

(*)	Reclasified

______________ D. Muhlgay Financial Director	______________ A. Solel General Manager	______________ A. Brener Vice Chairman of the Board of Directors

Approval date of the interim financial statements: August 7, 2006.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands except per share data; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)
NET SALES	361,263	329,699	178,278	165,639	663,338

COST OF SALES	335,415	299,957	164,692	153,661	609,752

GROSS PROFIT	25,848	29,742	13,586	11,978	53,586

OPERATING COSTS AND EXPENSES
Selling expenses	22,546	20,929	11,444	11,331	45,268
General and administative expenses	3,905	4,341	1,959	1,746	7,301

	26,451	25,270	13,403	13,077	52,569

OPERATING PROFIT (LOSS)	(603)	4,472	183	(1,099)	1,017

FINANCING INCOME (EXPENSES), NET	(3,590)	(8,498)	640	(6,592)	(12,868)

OTHER INCOME, NET	--	76	--	--	65

INCOME (LOSS) BEFORE INCOME TAX
BENEFITS (INCOME TAX EXPENSES)	(4,193)	(3,950)	823	(7,691)	(11,786)

INCOME TAX BENEFITS (INCOME TAX EXPENSES)	681	1,021	(738)	2,617	8,380

NET INCOME (LOSS) FOR THE PERIOD	(3,512)	(2,929)	85	(5,074)	(3,406)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserve		Retained earnings	Total
Six months ended June 30, 2006 (Unaudited)
Balance - January 1, 2006	1	43,352	26	(*)	52,428	95,807
Share based payment			60			60
Loss for the period					(3,512)	(3,512)

Balance - June 30, 2006	1	43,352	86		48,916	92,355

Six months ended June 30, 2005
(Unaudited)
Balance - January 1, 2005	1	43,352	--		55,834	99,187
Loss for the period					(2,929)	(2,929)

Balance - June 30, 2005	1	43,352	--		52,905	96,258

Three months ended June 30, 2006
(Unaudited)
Balance - April 1, 2006	1	43,352	56		48,831	92,240
Share based payment			30			30
Net income for the period					85	85

Balance - June 30, 2006	1	43,352	86		48,916	92,355

Three months ended June 30, 2005
(Unaudited)
Balance - April 1, 2005	1	43,352	--		57,979	101,332
Loss for the period					(5,074)	(5,074)

Balance - June 30, 2005	1	43,352	--		52,905	96,258

Year ended December 31, 2005
Balance - January 1, 2005	1	43,352	--		55,834	99,187
Share based payment			26		(*)	26
Loss for the year					(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	26		52,428	95,807

(*)	Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss) for the period	(3,512)	(2,929)	85	(5,074)	(3,406)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities

Income and expenses
not involving cash flows:

Depreciation and amortization	5,432	5,017	2,722	2,669	10,722
Deferred taxes, net	(856)	(1,049)	563	(2,325)	(8,470)
Decrease in liability for
severance pay, net	(5)	--	(5)	--	(36)
Share based payment	60		30		26
Capital gain from sale of fixed assets	--	(76)	--	--	(65)
Effect of exchange rate and linkage differences
of long-term bank loans	609	1,777	190	1,434	(738)
Effect of exchange rate differences
of long-term capital notes to shareholders	(652)	1,063	(900)	852	1,179

Changes in assets and liabilities:

Decrease (increase) in trade receivables	(13,287)	(9,735)	4,128	(11,504)	(3,060)
Decrease (increase) in other receivables	1,860	(1,791)	1,625	(105)	(345)
Decrease (increase) in inventories	(3,163)	(18,745)	11,954	(10,785)	(26,468)
Increase (decrease) in trade payables	(6,314)	29,850	(36,994)	23,411	(4,235)
Increase (decrease) in American
Israeli Paper Mills Group, net	(5,273)	862	(4,872)	1,984	4,821
Increase (decrease) in other payables
and accrued expenses	3,623	1,876	2,697	3,479	(2,956)

Net cash provided by (used in)
operating activities	(21,478)	6,120	(18,777)	4,036	(33,031)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of fixed assets	(8,710)	(35,222)	(5,539)	(17,317)	(51,323)
Proceeds from sale of fixed assets	--	76	--	--	248

Net cash used in investing activities	(8,710)	(35,146)	(5,539)	(17,317)	(51,075)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank loans, net	12,721	30,601	28,275	19,535	87,004
Repayment of long-term loans	(8,790)	(7,628)	(2,216)	(1,503)	(13,702)
Proceeds of long-term bank loans	28,000	--	--	--	--

Net cash provided by financing activities	31,931	22,973	26,059	18,032	73,302

Increase (decrease) in cash and cash equivalents	1,743	(6,053)	1,743	4,751	(10,804)
Cash and cash equivalents - beginning of period	--	10,804	--	--	10,804

Cash and cash equivalents - end of period	1,743	4,751	1,743	4,751	--

Non-cash activities
Acquisition of fixed assets on credit	606	1,119	(247)	1,119	3,342

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NOTE  1  —   BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of June 30, 2006 and for the six months and three months then ended (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2  —   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)

The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”, Accounting Standard No. 24, “Share-Based Payments” and Accounting Standard No. 25, “Revenues”. The affect of initially applying these standards on the Company’s financial position and results of operations is not material

(2)	For the affect of initial application of Accounting Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee “, see B below.

(3)

The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”

In March 2006, the Israeli Accounting Standards Board (“the Board”) published Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”, which applies to financial statements for periods commencing January 1, 2006 (“the Effective Date”) or thereafter.

According to the Standard, the excess of acquisition cost of an investment in an investee over the holding company’s share in the fair value of the investee’s identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. Intangible asset will be recognized only if it satisfies the criteria established in this Standard.

6

NOTE  2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee” (cont.)

Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Standard distinguishes between intangible assets with finite useful lives and intangible assets with indefinite useful lives, stating that the former should be amortized while the latter should not, while rather examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including goodwill presented in the investment account of an affiliate.

As a result of the application of the Standard, the Company ceased amortizing the goodwill, whose balance as of January 1, 2006 is NIS 3,177 thousands. The amortization of goodwill recorded in the year ended December 31, 2005 and in the six and three months ended June 30, 2005 is NIS 623 thousands, NIS 311 thousands and NIS 156 thousands, respectively.

C.	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

	Representative exchange rate of the Euro (NIS per (euro)1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)
As of:

June 30, 2006	5.643	4.440	187.92
June 30, 2005	5.527	4.574	181.63
December 31, 2005	5.446	4.603	185.05
Increase (decrease) during the:	%	%	%
Six months ended June 30, 2006	3.6	(3.5)	1.6
Six months ended June 30, 2005	(6.0)	6.2	0.5
Three months ended June 30, 2006	(0.3)	(4.8)	1.0
Three months ended June 30, 2005	(2.2)	4.9	1.1
Year ended December 31, 2005	(7.3)	6.8	2.4

7

NOTE  3  —  ACCOUNTING STANDARD NO.  29

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder , other than foreign corporations as defined by this Law, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to report opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

8

EXHIBIT 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

TABLE OF CONTENTS

Page

Accountants' Review Report	1
Condensed Consolidated Financial Statements:
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4-5
Statements of Cash Flows	6-7
Notes to the Financial Statements	8-10

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Six and Three Months Ended June 30, 2006

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

—	Balance sheet as of June 30, 2006.

—	Statements of operations for the six and three months ended June 30, 2006.

—	Statements of changes in shareholders’ equity for the six and three months ended June 30, 2006.

—	Statements of cash flows for the six and three months ended June 30, 2006.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.Certified
Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

August 3, 2006

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	June 30		December 31,
	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Current Assets
Cash and cash equivalents	10,326	58,956	35,551
Trade receivables	293,556	227,879	257,899
Other receivables	43,248	39,329	59,805
Inventories	181,702	128,685	148,077

	528,832	454,849	501,332

Long-Term Investments
Long-term bank deposits	--	73,184	--
Capital note of shareholder	32,770	32,770	32,770

	32,770	105,954	32,770

Fixed Assets
Cost	538,875	522,420	542,377
Less - accumulated depreciation	241,418	234,166	235,144

	297,457	288,254	307,233

Other Assets
Goodwill	20,998	26,086	24,737
Deferred taxes	21,863	19,467	26,559

	42,861	45,553	51,296

	901,920	894,610	892,631

Current Liabilities
Short-term bank credit	130,517	--	66,559
Current maturities of long-term bank loans	--	87,578	20,714
Trade payables	208,742	182,444	215,772
Other payables and accrued expenses	55,607	43,502	51,920

	394,866	313,524	354,965

Long-Term Liabilities
Long-term bank loans	--	73,184	--
Deferred taxes	33,984	41,268	38,566

	33,984	114,452	38,566

Minority Interest	50,338	54,732	58,916

Shareholders' Equity
Share capital	29,038	29,038	29,038
Capital reserves	180,414	180,414	180,414
Translation adjustments relating to
foreign held autonomous Subsidiary	(21,556)	(905)	618
Retained earnings	234,836	203,355	230,114

	422,732	411,902	440,184

	901,920	894,610	892,631

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: August 3, 2006.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Net sales	635,038	553,808	325,213	279,661	1,145,981
Cost of sales	441,068	400,135	230,565	200,301	820,715

Gross profit	193,970	153,673	94,648	79,360	325,266

Selling expenses	134,577	99,083	67,750	49,711	202,683

General and administrative expenses	26,939	31,795	14,357	21,559	56,283

Operating profit	32,454	22,795	12,541	8,090	66,300

Financing income (expenses), net	(12,105)	5,364	(8,627)	6,192	752
Other income, net	771	32	23	32	167

Income before income taxes	21,120	28,191	3,937	14,314	67,219
Income taxes	22,612	11,443	12,688	7,780	19,527

Income (loss) after income Taxes	(1,492)	16,748	(8,751)	6,534	47,692

Minority interest in (earnings) losses of
subsidiary	6,214	(240)	7,094	441	(4,425)

Net income (loss) for the period	4,722	16,508	(1,657)	6,975	43,267

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Total
Six months ended
June 30, 2006 (unaudited)

Balance - January 1, 2006	29,038	180,414	618	230,114	440,184

Translation adjustments relating to
foreign held autonomous subsidiary	--	--	(22,174)	--	(22,174)
Net income for the period	--	--	--	4,722	4,722

Balance - June 30, 2006	29,038	180,414	(21,556)	234,836	422,732

Six months ended
June 30, 2005 (unaudited)

Balance - January 1, 2005	29,038	180,414	(3,377)	230,466	436,541
Translation adjustments
relating to foreign held	--	--	2,472	--	2,472
Dividend paid	--	--	--	(43,619)	(43,619)
Net income for the period	--	--	--	16,508	16,508

Balance - June 30, 2005	29,038	180,414	(905)	203,355	411,902

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Dividend declared after balance sheet date	Total
Three months ended
June 30, 2006(unaudited)
Balance - April 1, 2006	29,038	180,414	1,884	236,493	-	447,829
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(23,440)	-	-	(23,440)
Loss for the period	-	-	-	(1,657)	-	(1,657)

Balance - June 30, 2006	29,038	180,414	(21,556)	234,836	-	422,732

Three months ended
June 30, 2005 (unaudited)
Balance - April 1, 2005	29,038	180,414	(897)	196,380	43,619	448,554
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(8)	-	-	(8)
Dividend paid	-	-	-	-	(43,619)	(43,619)
Net income for the period	-	-	-	6,975	-	6,975

Balance - June 30, 2005	29,038	180,414	(905)	203,355	-	411,902

Year ended
December 31, 2005
Balance - January 1, 2005	29,038	180,414	(3,377)	230,466	-	436,541
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Dividend paid	-	-	-	(43,619)	-	(43,619)
Net income for the year	-	-	-	43,267	-	43,267

Balance - December 31, 2005	29,038	180,414	618	230,114	-	440,184

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Cash flows - operating activities
Net income (loss) for the period	4,722	16,508	(1,657)	6,975	43,267
Adjustments to reconcile net
income to net cash provided by
operating activities
(Appendix A)	(72,969)	(14,516)	(36,880)	(14,491)	(37,613)

Net cash provided by (used in)
operating activities	(68,247)	1,992	(38,537)	(7,516)	5,654

Cash flows - investing activities
Withdrawal of long-term bank
deposits	-	-	-	-	73,648
Acquisition of fixed assets	(11,189)	(16,946)	(3,760)	(10,796)	(44,634)
Proceeds from sale of fixed assets	-	32	-	32	293

Net cash provided by (used in)
investing activities	(11,189)	(16,914)	(3,760)	(10,764)	29,307

Cash flows - financing activities
Dividend paid	-	(43,619)	-	(43,619)	(43,619)
Long-term loans received	-	8,933	-	5,877	-
Repayment of long-term loans	(20,714)	(8,501)	-	(5,445)	(94,437)
Short-term bank credit	76,459	-	34,662	-	21,475

Net cash provided by (used in)
financing activities	55,745	(43,187)	34,662	(43,187)	(116,581)

Translation adjustments of cash
and cash equivalents of
foreign held autonomous
Subsidiary	(1,534)	(299)	(2,074)	(2,481)	(193)

Decrease in cash and
cash equivalents	(25,225)	(58,408)	(9,709)	(63,948)	(81,813)
Cash and cash equivalents -
beginning of period	35,551	117,364	20,035	122,904	117,364

Cash and cash equivalents -
end of period	10,326	58,956	10,326	58,956	35,551

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
A. Adjustments to reconcile net income to net cash
provided by operating activities

Income and expenses not
involving cash flows:
Minority interest in earnings of
Subsidiary	(6,214)	240	(7,094)	(441)	4,425
Depreciation and amortization	11,440	12,374	5,315	6,265	25,162
Deferred taxes, net	(4,842)	(2,760)	(1,719)	(261)	(12,740)
Loss (Gain) from sale of fixed assets	32	(32)	191	(32)	(293)
Effect of exchange rate
differences, net	9,067	(779)	9,204	(850)	19

Changes in assets and Liabilities:
Increase in trade receivables	(52,260)	(8,493)	(28,727)	(2,450)	(41,401)
Decrease (increase) in other
receivables	10,543	1,603	9,912	2,027	(18,974)
Decrease (increase) in inventories	(46,441)	16,125	(20,705)	(2,286)	(2,357)
Increase (decrease) in trade
payables	(5,728)	(30,346)	(2,878)	(11,464)	6,167
Net change in balances with
related parties	5,087	(6,589)	7,146	(4,674)	(10,515)
Increase (decrease) in other
payables and accrued expenses	6,347	4,141	(7,525)	(325)	12,894

	(72,969)	(14,516)	(36,880)	(14,491)	(37,613)

B. Non-cash activities
Acquisition of fixed assets on credit	11,267	9,263	3,126	6,267	37,617

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2006

NOTE 1 —	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of June 30, 2006 and for the six and three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of June 30, 2006 and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 21, “Earnings Per Share”, Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” and Accounting Standard No. 25, “Revenues”. The effect of initially applying these standards on the Company’s financial position and results of operations is not material.

(2)	For the effect of initial application of Accounting Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee “, see 2 B below.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”

In March 2006, the Israeli Accounting Standards Board (“the Board”) published Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”, which applies to financial statements for periods commencing January 1, 2006 (“the Effective Date”) or thereafter.

According to the Standard, the excess of acquisition cost of an investment in an investee over the holding company’s share in the fair value of the investee’s identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. Intangible asset will be recognized only if it satisfies the criteria established in this Standard.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee”(cont.)

Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Standard distinguishes between intangible assets, with finite defined useful lives and those with indefinite useful lives, stating that the former should be amortized while the latter should not, but rather examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including goodwill presented in the investment account of an affiliate.

As a result of the initial application of this Standard the Company ceased amortizing the goodwill associated with its investment in KCTR, the net balance of which as of January 1, 2006 is NIS 24,737 thousand. The amortization of goodwill recorded in the year ended December 31, 2005 and in the six and three months ended June 30, 2005 is NIS 2,850 thousands and NIS 1,390 thousands and 697 thousands, respectively.

C.	During the reporting period, the representative exchange rate of the US Dollar vis-à-vis the NIS and the exchange rate of the Turkish Lira vis-à-vis the NIS decreased by 3.54% and 17.2% respectively, while the Israeli Consumer Price Index increased by 1.55%.

NOTE 3 —	SUPPLEMENTAL DATA

1.	During the three month period ended June 30, 2006 the Turkish Lira suffered from a devaluation of 19% in relation to the NIS. For the three month period ended June 30, 2006, the financial statements include financial expenses in the amount of NIS 5,330 thousand relating to loans that are linked to the U.S dollar In addition, a capital reserve from translation adjustments relating to a foreign held autonomous subsidiary was created in the amount of NIS 23,440 thousand.

As of June 30, 2006 the Turkish subsidiary has converted its loan linkage term basis from the U.S dollar to the Turkish Lira.
As of the approval date of the financial statements the management is unable to fully estimate future potential impact of the said devaluation on its future results of operations due to increased production costs partially offset by the expected adjustment of the selling price in Turkey.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20% and the withholding tax on dividends paid to foreign investors was cancelled. The change is the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

3.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the six month period ended June 30, 2006 which according to management assessment, reflects the expected increase in the tax expenses in respect of prior years.

9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2006

NOTE 4 —	SUBSEQUENT EVENTS

1.	On July 11, 2006 the Israeli Tax Authorities approved the Company’s request for its merger with some of its subsidiaries in Israel. The approval is contingent upon a number of conditions which the Company must fulfill within 60 days in accordance with the terms set by the Israeli Tax Authority. With the fulfillment of all the requested terms the Company will issue shares to the minority shareholders of the subsidiary in exchange to shares of the subsidiary that will be merged with the Company.

2.	Due to the recent security situation in northern Israel, in July the Company has partially stopped its manufacturing activity in its Naharia Plant. The Company is examining the effect of this partial disruption on its results of operations and currently is unable to fully estimate the effect on it’s result of operations. However the Company expects to be compensated by the Israeli authorities with respect to the disruption mentioned above, the Company is unable to estimate the compensation that will be received from the authorities.

10